RALPH LAUREN CORPORATION

650 Madison Avenue

New York, New York 10022

February 28, 2025

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Attn: SiSi Cheng and Hugh West

RE:	Ralph Lauren Corporation
Form 10-K for the Fiscal Year Ended March 30, 2024
Filed May 23, 2024
Form 8-K filed February 6, 2025
File No. 001-13057

Dear Ms. Cheng and Mr. West:

We are writing in response to the comment contained in the letter from the staff of the U.S. Securities and Exchange Commission (the “Staff”), dated February 14, 2025, to Justin Picicci, Chief Financial Officer of Ralph Lauren Corporation (the “Company”), regarding the above referenced filings.

The Staff’s comments and related responses from the Company are set forth below. For your convenience, the Staff’s comments are set forth in italics, followed by responses on behalf of the Company.

Form 8-K filed February 6, 2025

Reconciliation of Non-U.S. GAAP Financial Measures, page 15

1.	We note you furnished full non-U.S. GAAP financial statements on pages 15 through 18. We consider the presentation of a non-GAAP income statement, alone or as part of the required non-GAAP reconciliation, as giving undue prominence to non-GAAP measures. Please refer to Question 102.10 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and revise to remove this presentation in future filings as necessary.

Response: We respectfully acknowledge the Staff's comment. In future filings, we will revise the presentation of our non-GAAP reconciliations to provide a separate reconciliation for each non-GAAP measure. This will ensure that such reconciliations do not resemble a non-GAAP income statement, in accordance with the guidance provided in Question 102.10 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

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Footnotes to Reconciliation of Non-U.S. GAAP Financial Measures, page 19

2.	We note adjustments (f) and (g) exclude marketing and advertising expenses. Explain how you determined it is appropriate based on the guidance in Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures since it appears the adjustments represent normal operating expenses related to your business. Please advise or revise your future filings to remove these adjustments.

Response: We respectfully acknowledge the Staff's comment. We will no longer include an “excluding marketing and advertising expenses” metric in future filings. Instead, to the extent material, we will quantify the basis point impact that marketing and advertising expenses have on operating expense margin, along with other material drivers.

Form 10-K for the Fiscal Year Ended March 30, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Gross Profit, page 52

3.	We note your disclosure that gross profit as a percentage of net revenues is dependent upon a variety of factors, including changes in the relative sales mix among distribution channels, changes in the mix of products sold, pricing, the timing and level of promotional activities, foreign currency exchange rates, and fluctuations in product costs. Please revise your future filings to quantify the extent to which changes in gross profit, as well as changes in segment operating margins (discussed on page 54) were materially impacted by changes in volume, product mix, and price. In this regard, expand your disclosure to explain any increases/decreases in segment net revenues (discussion starting on page 51) resulting from changes in volume of products sold, changes in average unit retail, and to quantify the impact of each of these underlying drivers. See Item 303(b)(2)(iii) of Regulation S-K.

Response: We respectfully acknowledge the Staff's comment. In future filings, we will expand our disclosures to describe material changes to our gross profit as a percentage of net revenues, as well as our reportable segments’ net revenues and operating margins, in accordance with Item 303(b)(2)(iii) of Regulation S-K. Please note that the drivers described could vary quarterly based on the materiality of such drivers.

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If you have any questions or require any additional information in connection with the filings, please do not hesitate to contact me at (212) 318-7000.

Sincerely,

/s/ Justin Picicci
Justin Picicci
Chief Financial Officer
Ralph Lauren Corporation

cc:	Avery Fischer
Ralph Lauren Corporation

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